EXHIBIT 10.1

2004 BONUS PROGRAM OF EDGE PETROLEUM CORPORATION

Under the Company’s bonus program, the annual bonus of the executive officers is determined by recommendation of the Compensation Committee, after reviewing recommendations of the Chairman and Chief Executive Officer, which is then submitted to the full Board for approval.  The amount of bonus that may be earned is based on a targeted percentage of the executive officer’s annual salary, subject to a maximum-targeted percentage.  The bonuses of the executive officers for 2004 were based 80% on achievement of the Company’s overall performance objectives as established by the Compensation Committee and 20% on achievement of the individual’s performance objectives. The Company’s overall performance objectives are measured by certain operational and financial objectives.  The operational objectives for the Company for 2004 consisted of targeted annual increases in reserves (weighted 40%) and production (weighted 30%), competitive finding and development costs (weighted 15%) and operating expenses (weighted 15%).  These are then compared to the prior year and with those projected in the Company’s annual budget for the applicable period. The financial objectives for the Company for 2004 were to ensure that funds were available to execute the Company’s capital spending program as projected in its approved 2004 annual budget and plan while maintaining a prudent financial structure with a debt-to-total capital ratio of less than 30%, subject to adjustment due to acquisitions.

Individual performance is assessed by a performance management process based on mutually defined expectations for each employee, including executive officers. The process includes individual appraisal components that are both objective and subjective. The objective components include quantifiable objectives and the subjective performance components include roles and accountabilities, performance attributes and behaviors. Individual performance of the executive officers, except the Chief Executive Officer, is first assessed by the Chief Executive Officer, who makes recommendations to the Compensation Committee for its consideration.  Bonus opportunities for Messrs. Long and Tugwell for 2004 ranged from 0% to 80% of base salary. Mr. Elias’ employment agreement provides a bonus opportunity ranging from 0% to 100% of his base salary subject to the achievement of specific objective and subjective performance criteria established mutually between the Compensation Committee and Mr. Elias on an annual basis. For 2004, the Board determined that a bonus for Mr. Elias would be determined based 80% on the achievement of the same Company performance criteria applicable to the other executive officers and 20% on the achievement of certain individual performance objectives as determined by the Compensation Committee and approved by the full Board.

In determining competitive compensation levels, including bonus awards and long term stock-based incentive awards, the Company analyzes data that includes information regarding compensation levels and programs in the energy sector and more specifically in the oil and natural gas exploration and production segment.  This data is provided by an independent human resource consultant that compiles annual energy compensation information on a comparative basis for 277 different positions.  There are currently 199 energy companies, including the Company, that are represented in this survey.

Under the bonus program, the 2004 bonuses were paid in cash on April 1, 2005.